Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341


05006670

16 March 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America


MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

14 March 2005



MACQUARIE
BANK

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited,

as at 11th March 2005, was 0.033%.

Yours faithfully,

Dennis Leong
Company Secretary

Commonwealth Bank
Commonwealth Bank of Australia
ACN 123 123 124



FACSIMILE

To	**Macquarie Bank Limited**	Facsimile Number	(02) 8232 4330
Refer	**Company Secretary**	Telephone Number	
From	CBA Group Secretariat	Facsimile Number	
Sender	Tim Southern	Telephone Number	(02) 9303 6467
Date	11 March 2005	Number of Pages	28 pages including this page
Subject	**Change in substantial shareholding – Form 604**		

We enclose Form 604 lodged with the ASX today.

The attached notice may include holdings of certain registered managed investment schemes which have the benefit of ASIC relief.

Those holdings will have an asterisk against them and refer the reader to a note at the end of the notice. If those holdings are so marked, please read the note on the last page of the notice.

A copy of the ASIC relief is available upon request or through ASIC.



JOHN PAULL
AUTHORISED SIGNATORY



MAREE MORDUE
AUTHORISED SIGNATORY

Form 604

To: Macquarie Bank Limited

ACN/ARSN: 008 583 542

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and their subsidiaries listed in Annexure "A" to this notice (Commonwealth Bank Group)

There was a change in the interests of the substantial holder on	8/03/2005
The previous notice was given to the company on	13/01/2005
The previous notice was dated	13/01/2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	23,763,104	10.66%	17,032,605	7.61%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	1,068,746	0.48% see note 1 at the end of this form	700,764	0.31% see note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	0	0.00% see note 2 at the end of this form	489,178	0.22% see note 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL Fully paid ordinary shares	24,831,850	11.14%	18,222,547	8.15%

3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

5. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of shares	Person's votes
Avanteos Investments Limited A/C S/F No.2	Avanteos Investments Limited PO Box 1012 Camberwell VIC 3124	Avanteos Investments Limited A/C S/F No.2	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	1,815 Fully paid ordinary shares	1,815
Avanteos Investments Ltd	Avanteos Investments Limited P O Box 1012 Camberwell VIC 3124	Avanteos Investments Ltd	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	120 Fully paid ordinary shares	120
Avanteos Investments Ltd ATF Symetry Personal Retirement FD	Avanteos Investments Limited PO Box 1012 Camberwell VIC 3124	Avanteos Investments Ltd ATF Symetry Personal Retirement FD	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	4,743 Fully paid ordinary shares	4,743
AMP Capital Investors as RE for EFM Australian Share Fund 2	Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225	AMP Capital Investors as RE for EFM Australian Share Fund 2	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	451,413 Fully paid ordinary shares	451,413
ASBGI Australian Equities Fund	Citicorp Nominees Pty Limited PO Box 3429 Auckland 1 New Zealand	ASBGI Australian Equities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	13,124 Fully paid ordinary shares	13,124

ASBGI Australasian Equities Fund	Citicorp Nominees Pty Limited PO Box 3429 Auckland 1 New Zealand	ASBGI Australasian Equities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	182,827 Fully paid ordinary shares	182,827
Commonwealth Balanced B3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Balanced B3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	30,173 Fully paid ordinary shares	30,173
CFSIL as RE Colonial First State Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	135,764 Fully paid ordinary shares	135,764
CFSHK CMF Asia Cash Surplus Fund	Citicorp Nominees Pty Limited GPO Box 14, Hong Kong	CFSHK CMF Asia Cash Surplus Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	11,980 Fully paid ordinary shares	11,980
CFSIL as RE Colonial First State Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	2,058,597 Fully paid ordinary shares	2,058,597
Commonwealth Growth G3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Growth G3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	631,484 Fully paid ordinary shares	631,484

CIML as RE Commonwealth Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	[illegible] Fully paid ordinary shares	[illegible]
CIML as RE Commonwealth Share Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Share Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	125,822 Fully paid ordinary shares	125,822
CIML as RE Commonwealth Growth Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Growth Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	166,251 Fully paid ordinary shares	166,251
CIML as RE Commonwealth Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	21,053 Fully paid ordinary shares	21,053
CFSIL ATF CMLA Non MI Aust Indust Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA Non MI Aust Indust Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	114,420 Fully paid ordinary shares	114,420
CFSIL ATF CMLA MI Aus Indust Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA MI Aus Indust Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	276,865 Fully paid ordinary shares	276,865

CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under invesnnent mandate.	64,965 Fully paid ordinary shares	64,965
Commonwealth Managed M1C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M1C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	10,262 Fully paid ordinary shares	10,262
Commonwealth Managed M3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	237,943 Fully paid ordinary shares	237,943
CFSIL A/C Motor Accident Commission	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL A/C Motor Accident Commission	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	31,332 Fully paid ordinary shares	31,332
MAC CTP Style Neutral	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	MAC CTP Style Neutral	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	91,868 Fully paid ordinary shares	91,868
..mura Australian Equity Fund	National Nominees Limited GPO Box 1406M, Melbourne 3001, Australia	Nomura Australian Equity Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	27,138 Fully paid ordinary shares	27,138

CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	National Nominees Limited GPO Box 1406M, Melbourne VIC 3001	CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	590,896 Fully paid ordinary shares	590,896
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	National Nominees Limited GPO Box 1406M Melbourne VIC 3001	CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	Power to control the exercise of a right to vote attached to securities and to control the exercise of the power to dispose of securities pursuant to the position held as trustee for the Officers' Superannuation Fund.	472,171 Fully paid ordinary shares	472,171
CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	292,378 Fully paid ordinary shares	292,378
Queensland Coal And Oil Shale	JP Morgan Nominees Australia Limited Locked Bag 7, Royal Exchange, Sydney NSW 2001	Queensland Coal And Oil Shale	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	55,975 Fully paid ordinary shares	55,975
Storm Financial Australian Industrials Index Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Storm Financial Australian Industrials Index Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	70,589 Fully paid ordinary shares	70,589
Commonwealth ·ersified Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Diversified Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	19,339 Fully paid ordinary shares	19,339

Wholesale Australian Share Fund - Core	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Australian Share Fund - Core	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	486,740 Fully paid ordinary shares	486,740
Wholesale Indexed Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	253,432 Fully paid ordinary shares	253,432
Wholesale Low Tracking Error Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Low Tracking Error Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	168,933 Fully paid ordinary shares	168,933
CFSIL AS RE Colonial First State Wholesale Australian Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL AS RE Colonial First State Wholesale Australian Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,560,880 Fully paid ordinary shares	1,560,880
CFSIL as RE Colonial First State Wholesale Geared Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Geared Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	3,564,425 Fully paid ordinary shares	3,564,425
C[illegible]IL as RE Colonial [illegible] State Wholesale Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	3,147,619 Fully paid ordinary shares	3,147,619

CFS W/Sale Core Industrial Fund	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFS W/Sale Core Industrial Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	264,515 Fully paid ordinary shares	264,515
CFSIL as RE Colonial First State Wholesale Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,006,999 Fully paid ordinary shares	1,006,999
CFSIL as RE Colonial First State Wholesale Leaders Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Leaders Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	413,518 Fully paid ordinary shares	413,518
WSALE GEARED 452 AUST SHARE	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	WSALE GEARED 452 AUST SHARE	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	26,070 Fully paid ordinary shares "*" See note 1 on the last page of this form.	26,070
CFSIL as RE Commonwealth Australian Boutique Share Fund 1	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Boutique Share Fund 1	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	24,198 Fully paid ordinary shares "*" See note 1 on the last page of this form.	24,198
CFSIL as RE Commonwealth Australian Shares Fund 3	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 3	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	13,300 Fully paid ordinary shares "*" See note 1 on the last page of this form.	13,300

CFSIL as RE Commonwealth Australian Shares Fund 5	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 5	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	52,279 Fully paid ordinary shares "*" See note 1 on the last page of this form.	52,279
CFSIL as RE Commonwealth Australian Shares Fund 11	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 11	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	497 Fully paid ordinary shares "*" See note 1 on the last page of this form.	497
CFSIL as RE Commonwealth Australian Shares Fund 12	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 12	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	53,873 Fully paid ordinary shares "*" See note 1 on the last page of this form.	53,873
CFSIL as RE CFS Wholesale 452 Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE CFS Wholesale 452 Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	145,759 Fully paid ordinary shares "*" See note 1 on the last page of this form.	145,759
CFSIL as RE Commonwealth Australian Share Fund 15	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 15	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	14,109 Fully paid ordinary shares "*" See note 1 on the last page of this form.	14,109
FC W/E AUST SHARE CHALLENGER	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	FC W/E AUST SHARE 16-CHALLENGER	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	4,050 Fully paid ordinary shares "*" See note 1 on the last page of this form.	4,050

CFSIL as RE Commonwealth Share Fund 17	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Share Fund 17	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under invesment mandate.	16,926 Fully paid ordinary shares "*" See note 1 on the last page of this form.	16,926
CFSIL as RE commonwealth Australian Share Fund 18	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE commonwealth Australian Share Fund 18	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	255,762 Fully paid ordinary shares "*" See note 1 on the last page of this form.	255,762
CFSIL as RE Commonwealth Australian Share Fund 19	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 19	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	93,941 Fully paid ordinary shares "*" See note 1 on the last page of this form.	93,941
CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	Australian Retirement Fund - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	67,902 Fully paid ordinary shares "**" See note 2 on the last page of this form.	67,902
CMLA	National Nominees Limited GPO Box 1406M Melbourne VIC 3001	A.S.S.E.T - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	8,321 Fully paid ordinary shares "**" See note 2 on the last page of this form.	8,321
CMLA	National Nominees Limited GPO Box 1406M Melbourne VIC 3001	CARE Super - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	18,000 Fully paid ordinary shares "**" See note 2 on the last page of this form.	18,000

CMLA	BNP Paribas Securities PO Box R209 Royal Exchange NSW 1225	Century Australia - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	74,500 Fully paid ordinary shares "**" See note 2 on the last page of this form.	74,500
CMLA	National Nominees Limited GPO Box 1406M Melbourne VIC 3001	Catholic Super Fund - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	7,938 Fully paid ordinary shares "**" See note 2 on the last page of this form.	7,938
CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	CSS - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	29,405 Fully paid ordinary shares "**" See note 2 on the last page of this form.	29,405
CMLA	BNP Paribas Securities PO Box R209 Royal Exchange NSW 1225	TCORP - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	33,624 Fully paid ordinary shares "**" See note 2 on the last page of this form.	33,624
CMLA	State Street Australia Limited 338 Pitt Street Sydney NSW 2000	RIM Australian Shares Aggressive Fund - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	3,591 Fully paid ordinary shares "**" See note 2 on the last page of this form.	3,591
CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	HostPlus - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	26,774 Fully paid ordinary shares "**" See note 2 on the last page of this form.	26,774

CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	INTECH Australian Shares Active Trust - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	58,668 Fully paid ordinary shares "**" See note 2 on the last page of this form.	58,668
CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	Challenger Boutique Australian Share Fund - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	3,744 Fully paid ordinary shares "**" See note 2 on the last page of this form.	3,744
CMLA	BNP Securities Services PO Box R209 Royal Exchange NSW 1225	Optimix Wholesale Australian Share Trust - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	25,711 Fully paid ordinary shares "**" See note 2 on the last page of this form.	25,711
CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	PSS - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	39,664 Fully paid ordinary shares "**" See note 2 on the last page of this form.	39,664
CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	Retirement Benefit Fund Board - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	15,724 Fully paid ordinary shares "**" See note 2 on the last page of this form.	15,724
CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	R.E.S.T - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	65,232 Fully paid ordinary shares "**" See note 2 on the last page of this form.	65,232

CMLA	ANZ Custodian Services Limited Level 25 530 Collins Street Melbourne Vic 3000	Warakirri Endeavour Fund - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	10,380 Fully paid ordinary shares "**" See note 2 on the last page of this form.	10,380

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder, is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash	Non-Cash	Class and number of securities
See annexure "B" to this notice				

6. Associates

The reasons and persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name	Nature of Association
CBA and Commonwealth Bank Group	The Commonwealth Bank Group (other than Commonwealth Bank of Australia) are body corporates controlled by Commonwealth Bank of Australia and are therefore associates of Commonwealth Bank of Australia and of each other for the purposes of the Corporations Act.

7. Address

The addresses of persons named in this form are as follows:

Name	Address
CBA and Commonwealth Bank Group	C/- Level 2, 48 Martin Place Sydney NSW 1155

8. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2--(This note is relevant to section 2 3 4 and 5)

452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. CMLA has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.



....
John Damien Hatton – Company Secretary

Dated the 11 day of March 2005.

Annexure A

This is the annexure mark A of 2 pages referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 8/03/2005

____

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
ACAPM Holdings B Pty Limited (ACN 99726486)
Acma Properties Ltd (ACN 572225)
AGAL Holdings Pty Limited (ACN 96911367)
Aquashell Pty Limited (ACN 57036076)
Armraynald Investments Pty Limited (ACN 68291403)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian TIC Management Pty Limited (ACN 2213952)
Bennelong Centre Pty Ltd (ACN 7328949)
Brookhollow Ave Pty Limited (ACN 81129660)
CB-CLA Limited (ACN 3069458)
CB-CLAS Limited (ACN 3177222)
CB-CLHA Limited (ACN 3742747)
CB-CLPF Limited (ACN 1657503)
CB-CLRA Pty Limited (ACN 1826893)
CBA CORPORATE SERVICES (NSW) PTY LIMITED (72765434)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Limited (ACN 8519462)
CC Group Holdings Pty Ltd (ACN 5934083)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Pty Ltd (ACN 75668932)
CMG CH China Funds Management Limited (ACN 61146183)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Management Limited (ACN 64031769)
Colonial e.Com Ltd (ACN 3345766)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Financial Corporation Limited (ACN 29818)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Private Equity Limited (ACN 2642819)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial Limited (ACN 74042112)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Tasman Pty Ltd (ACN 83840644)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)
Commonwealth Group Pty Limited (ACN 87485078)

A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Pty Limited (ACN 99744297)
AFS Life Finance Pty Limited (ACN 85514147)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aquasten Pty Ltd (ACN 6485785)
Australian Bank Limited (ACN 8558601)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Avanteos Investments Limited (ACN 066 862 977)
Bizserv Pty Ltd (ACN 94234812)
CAPITAL 121 PTY LIMITED (ACN 3148187)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLFIA Limited (ACN 3123233)
CB-CLMM Limited (ACN 6507731)
CB-CLPSG Limited (ACN 2585695)
CB-CLSA Limited (ACN 3774865)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments Limited (ACN 835423)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Properties Pty Limited (ACN 770454)
CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CMG Asia Limited (ACN)
CMG Asia Trustee Company Limited (ACN)
CMG CH China Investments Limited (ACN 61513675)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Management Limited (ACN 7299498)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Private Capital Limited (ACN 2785739)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial Investment Services Ltd (ACN 2451970)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Net Limited (ACN 2902712)
Colonial PCA Properties Ltd (ACN 3354247)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Services Pty Limited (ACN 75733023)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
COMMONWEALTH FINANCIAL PLANNING LIMITED (ACN 3900169)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)
Commonwealth Insurance Holdings Limited (ACN 88327959)

Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
COMMWEALTH INTERNATIONAL HOLDINGS PTY LIMITED (ACN 74025371)
CST Securitisation Management Limited (ACN 80151337)
Emerald Holding Company Limited (ACN 66147528)
Financial Wisdom Limited (ACN 6646108)
First State Investment International Limited (Regd Scot 79063)
FIRST STATE INVESTMENT MANAGERS (ASIA) LIMITED (ACN 54571701)
First State Investments (Hong Kong) Limited (206616)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Nominees (Hong Kong) Ltd (206615)
FIVE D PROPERTY MANAGEMENT (QLD) PTY LTD (ACN 7301573)
FIVE D PROPERTY MANAGEMENT (VIC) PTY LTD (ACN 7301591)
Fleet Care Services Pty Ltd (ACN 74503530)
Gaudel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Hazelwood Investment Company Pty Limited (ACN 75041360)
HIC Finance Pty Limited (ACN 75495528)
Infravest (No 1) Limited (ACN 60472522)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Pty Ltd (ACN 6100830)
Lazarose Pty Ltd (ACN 3816448)
LG Inc. (ACN)
Nimitz Nominees Pty Ltd (ACN 3505959)
Perpetual Stock Pty Limited (ACN 65094886)
Retail Investor Pty Limited (ACN 60625194)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBSSW (Delaware) Inc (ACN)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Senbary Pty Limited (ACN 83183242)
SIF Railway No 1 Pty Limited (ACN 96458730)
SME Custodians Pty Ltd (ACN 81924110)
SME Growth Limited (ACN 79678194)
Sparad (No 24) Pty Limited (ACN 57975087)
State Nominees Limited (ACN 677350)
Tactical Global Management Limited (ACN 77796411)
Vanoti Pty Ltd (ACN 3519284)
Wezen Pty Ltd (ACN 3501817)

Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Property Pty Limited (ACN 94052436)
COMMSERVE FINANCIAL LTD
Comsec Trading Limited (ACN 3485952)
Darontin Pty Ltd (ACN 7029209)
Fazen Pty Ltd (ACN 3066760)
First State (Hong Kong) LLC (F8489)
First State Investment Management (UK) Limited (Regd Scotland 47708)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Singapore) (196900420D)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
FIVE D PROPERTY MANAGEMENT (NSW) PTY LTD (ACN 7301582)
FIVE D PROPERTY MANAGEMENT (SA) PTY LTD (ACN 7322438)
FIVE D PROPERTY MANAGEMENT (WA) PTY LTD (ACN 83531579)
Fouron Pty Ltd (ACN 3066840)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Goldman Sachs (Asia) L.L.C (ABN 35 717 040 327)
HFV6 PTY LIMITED (ACN 76980740)
Homepath Pty Limited (ACN 81986530)
Infravest (No 2) Limited (ACN 71656865)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Keystone Financial Services Ltd (ACN 65021418)
Leaseway Transportation Pty Limited (ACN 78463457)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
P. and B. Properties Pty Ltd (ACN 9499512)
PFM Holdings Pty Ltd (ACN 3290597)
RVG Administration Company Pty Limited (ACN 70835344)
SBN Nominees Pty Ltd (ACN 3501773)
SBV Nominees Limited (ACN 6291854)
Securitisation Custodian Pty Limited (ACN 76980704)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 2 Pty Limited (ACN 96458758)
SME Equities Limited (ACN 78207780)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 26) Pty Limited (ACN 54797965)
Super Partners Pty Limited (ACN 81837961)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)

End of Annexure A

This is the Annequre marked "B" of 7 pages referred to in the Notice of Substantial Shareholding dated 08 March 2005.

Colonial First State Inv Managers
Transaction listing for the period 14/01/2005 to 08/03/2005 (as per F10 function) Page 1
For Security MBL.AU Macquarie Bank Limited

CC Fund	Pfolio	Trans.	Ccy	Date	Units		Cost/Proceeds	
CC	IEQF	OS-SAL	AUD	18/01/2005	-2028		-98819.38	
CC	IEQF	OS-SAL	AUD	01/02/2005	-19520		-964919.02	
CC	IEQF	OS-SAL	AUD	01/02/2005	-1561		-77401.87	
CC	IEQF	OS-PUR	AUD	02/02/2005	10984		552212.03	
						- 12,125.00		- 588,928.24
CC	IEQI	OS-SAL	AUD	18/01/2005	-5209		-253821.56	
CC	IEQI	OS-SAL	AUD	01/02/2005	-72722		-3594817.7	
CC	IEQI	OS-SAL	AUD	01/02/2005	-5816		-288385.2	
CC	IEQI	OS-PUR	AUD	02/02/2005	40289		2025498	
						- 43,458.00		- 2,111,526.40
CC	IGRF	OS-PUR	AUD	28/01/2005	633		30961.26	
CC	IGRF	OS-PUR	AUD	01/02/2005	772		38279.47	
CC	IGRF	OS-SAL	AUD	10/02/2005	-6499		-309045.15	
CC	IGRF	OS-SAL	AUD	15/02/2005	-1142		-53170.94	
CC	IGRF	OS-SAL	AUD	16/02/2005	-709		-33955.63	
CC	IGRF	OS-SAL	AUD	21/02/2005	-2148		-107496.02	
CC	IGRF	OS-SAL	AUD	24/02/2005	-2329		-113756.38	
CC	IGRF	OS-SAL	AUD	03/03/2005	-3316		-163637.26	
CC	IGRF	OS-SAL	AUD	04/03/2005	-398		-19702.92	
						- 15,136.00		- 731,525.57
CC	IINF	OS-SAL	AUD	18/01/2005	-966		-47070.76	
CC	IINF	OS-SAL	AUD	01/02/2005	-14293		-706536.25	
CC	IINF	OS-SAL	AUD	01/02/2005	-1144		-56725.01	
CC	IINF	OS-PUR	AUD	02/02/2005	7423		373185.52	
CC	IINF	OS-SAL	AUD	08/02/2005	-3499		-170541.26	
						- 12,479.00		- 607,687.76
TOTAL						- 83,198.00		- 4,039,667.97
CF	LAISSN	OS-SAL	AUD	04/03/2005	-42200		-2105780	
						- 42,200.00		- 2,105,780.00
CF	LGEIT	OS-SAL	AUD	25/01/2005	-2000		-97566.2	
						- 2,000.00		- 97,566.20
CF	PET1SN	OS-SAL	AUD	04/03/2005	-21100		-1052890	
						- 21,100.00		- 1,052,890.00
TOTAL						- 65,300.00		- 3,256,236.20
CL	B3C	OS-SAL	AUD	04/02/2005	-2400		-117277.59	
						- 2,400.00		- 117,277.59
CL	G3C	OS-PUR	AUD	28/01/2005	5868		287015.29	
CL	G3C	OS-PUR	AUD	01/02/2005	4572		226701.71	
CL	G3C	OS-SAL	AUD	10/02/2005	-18871		-897367.46	
CL	G3C	OS-SAL	AUD	16/02/2005	-932		-44635.6	
CL	G3C	OS-SAL	AUD	21/02/2005	-11851		-593090.82	
CL	G3C	OS-SAL	AUD	24/02/2005	-11109		-542601.81	
CL	G3C	OS-SAL	AUD	03/03/2005	-10224		-504531.78	
CL	G3C	OS-SAL	AUD	04/03/2005	-1910		-94554.18	
						- 44,457.00		- 2,163,064.65
TOTAL						- 46,857.00		- 2,280,342.24
CM	EABS01	OS-PUR	AUD	19/01/2005	250		12277.27	
CM	EABS01	OS-PUR	AUD	20/01/2005	250		12155.01	
CM	EABS01	OS-PUR	AUD	31/01/2005	200		9812.72	
CM	EABS01	OS-PUR	AUD	01/02/2005	163		8118.85	

CM	EABS01	OS-PUR	AUD	04/02/2005	240		11773.39	
CM	EABS01	OS-PUR	AUD	08/02/2005	200		9779.28	
CM	EABS01	OS-PUR	AUD	10/02/2005	275		13165.49	
CM	EABS01	OS-PUR	AUD	11/02/2005	210		9981.03	
CM	EABS01	OS-PUR	AUD	15/02/2005	400		18740.13	
CM	EABS01	OS-PUR	AUD	24/02/2005	300		14764.61	
CM	EABS01	OS-PUR	AUD	28/02/2005	219		10752.73	
CM	EABS01	OS-PUR	AUD	03/03/2005	1780		87703.89	
CM	EABS01	OS-PUR	AUD	04/03/2005	1085		54072.36	
						5,572.00		273,096.76
CM	EABS03	OS-PUR	AUD	15/02/2005	2400		112367.2	
CM	EABS03	OS-SAL	AUD	17/02/2005	-2364		-112476.91	
CM	EABS03	OS-SAL	AUD	17/02/2005	-14187		-675210.8	
CM	EABS03	OS-SAL	AUD	21/02/2005	-2016		-102340.39	
CM	EABS03	OS-SAL	AUD	04/03/2005	-4148		-205436.6	
					-	20,315.00	-	983,097.50
CM	EASS04	OS-PUR	AUD	11/02/2005	2751		130514.76	
CM	EASS04	OS-SAL	AUD	18/02/2005	-2751		-135618.62	
						-	-	5,103.86
CM	EASS05	OS-SAL	AUD	19/01/2005	-2300		-112067.43	
CM	EASS05	OS-SAL	AUD	19/01/2005	-1000		-49190	
CM	EASS05	OS-SAL	AUD	07/02/2005	-4200		-206042.45	
					-	7,500.00	-	367,299.88
CM	EASS11	OS-PUR	AUD	17/02/2005	1835		87794.62	
CM	EASS11	OS-SAL	AUD	18/02/2005	-1338		-65960.64	
						497.00		21,833.98
CM	EASS12	OS-SAL	AUD	17/01/2005	-436		-21134.05	
CM	EASS12	OS-SAL	AUD	18/01/2005	-1359		-66118.79	
CM	EASS12	OS-PUR	AUD	01/02/2005	256		12674.56	
CM	EASS12	OS-SAL	AUD	09/02/2005	-183		-8873.67	
CM	EASS12	OS-SAL	AUD	10/02/2005	-334		-16119.04	
CM	EASS12	OS-SAL	AUD	11/02/2005	-107		-5071.48	
CM	EASS12	OS-PUR	AUD	22/02/2005	1295		64309.7	
					-	868.00	-	40,332.77
CM	EASS13	OS-SAL	AUD	17/01/2005	-19200		-930141.56	
CM	EASS13	OS-SAL	AUD	18/01/2005	-9500		-464068.59	
CM	EASS13	OS-SAL	AUD	18/01/2005	-17100		-834080.7	
CM	EASS13	OS-SAL	AUD	19/01/2005	-9100		-447202.38	
CM	EASS13	OS-SAL	AUD	27/01/2005	-15100		-740736.38	
CM	EASS13	OS-SAL	AUD	01/02/2005	-11900		-586337.05	
CM	EASS13	OS-SAL	AUD	01/02/2005	-7200		-354134.8	
CM	EASS13	OS-SAL	AUD	02/02/2005	-9600		-479894.5	
CM	EASS13	OS-SAL	AUD	07/02/2005	-7900		-387425.74	
CM	EASS13	OS-SAL	AUD	07/02/2005	-7900		-387037.47	
CM	EASS13	OS-SAL	AUD	08/02/2005	-9800		-476274.08	
CM	EASS13	OS-SAL	AUD	09/02/2005	-5000		-242514.97	
CM	EASS13	OS-SAL	AUD	16/02/2005	-17400		-833059.8	
CM	EASS13	OS-SAL	AUD	18/02/2005	-9900		-484518.53	
CM	EASS13	OS-SAL	AUD	21/02/2005	-10800		-544675.68	
CM	EASS13	OS-SAL	AUD	22/02/2005	-4000		-204001.11	
CM	EASS13	OS-SAL	AUD	22/02/2005	-4000		-203457.3	
CM	EASS13	OS-SAL	AUD	03/03/2005	-16800		-825172.55	
					-	192,200.00	-	9,424,733.19
CM	EASS15	OS-PUR	AUD	18/01/2005	830		40664.46	
CM	EASS15	OS-PUR	AUD	20/01/2005	577		28086.33	
CM	EASS15	OS-PUR	AUD	08/02/2005	8		389.68	
CM	EASS15	OS-PUR	AUD	08/02/2005	140		6839.1	
CM	EASS15	OS-PUR	AUD	10/02/2005	185		8861.13	
CM	EASS15	OS-PUR	AUD	15/02/2005	279		13057.57	
CM	EASS15	OS-PUR	AUD	15/02/2005	23		1075.94	
CM	EASS15	OS-PUR	AUD	17/02/2005	241		11529.97	
						2,283.00		110,504.18
CM	EASS16	OS-SAL	AUD	10/02/2005	-490		-23389.83	
CM	EASS16	OS-SAL	AUD	17/02/2005	-200		-9523.6	
					-	690.00	-	32,913.43

CM	EASS17	OS-PUR	AUD	20/01/2005	88		4282.16	
CM	EASS17	OS-PUR	AUD	21/01/2005	135		6498.07	
CM	EASS17	OS-PUR	AUD	25/01/2005	600		29351.1	
CM	EASS17	OS-PUR	AUD	01/02/2005	413		20520.68	
CM	EASS17	OS-PUR	AUD	09/02/2005	876		42481.13	
CM	EASS17	OS-PUR	AUD	24/02/2005	415		20389.62	
CM	EASS17	OS-PUR	AUD	25/02/2005	161		7910.83	
CM	EASS17	OS-PUR	AUD	07/03/2005	455		22765.66	
						3,143.00		154,199.25
CM	EASS19	OS-PUR	AUD	20/01/2005	1511		73252.09	
CM	EASS19	OS-SAL	AUD	03/02/2005	-21045		-1029450.2	
CM	EASS19	OS-SAL	AUD	09/02/2005	-5071		-244894.79	
CM	EASS19	OS-SAL	AUD	10/02/2005	-10302		-491571.07	
CM	EASS19	OS-SAL	AUD	11/02/2005	-17572		-831661.26	
CM	EASS19	OS-PUR	AUD	15/02/2005	655		30628.33	
CM	EASS19	OS-SAL	AUD	16/02/2005	-20439		-977639.13	
CM	EASS19	OS-SAL	AUD	16/02/2005	-18598		-890873.96	
CM	EASS19	OS-SAL	AUD	17/02/2005	-25432		-1215499.6	
CM	EASS19	OS-PUR	AUD	25/02/2005	473		23290.21	
CM	EASS19	OS-PUR	AUD	02/03/2005	7516		365559.47	
						- 108,304.00		- 5,188,859.91
TOTAL						- 318,382.00		- 15,482,706.37
CP	AMPEQ	OS-PUR	AUD	17/02/2005	12000		575202.19	
CP	AMPEQ	OS-SAL	AUD	08/03/2005	-284000		-13901736	
						- 272,000.00		- 13,326,533.91
CP	ASBAE	OS-SAL	AUD	04/03/2005	-2000		-99251.25	
CP	ASBAE	OS-SAL	AUD	08/03/2005	-6300		-308391.3	
						- 8,300.00		- 407,642.55
CP	ASBZE	OS-SAL	AUD	07/02/2005	-10864		-532056.34	
CP	ASBZE	OS-SAL	AUD	07/02/2005	-19136		-940061.74	
CP	ASBZE	OS-SAL	AUD	02/03/2005	-82046		-3970731.5	
CP	ASBZE	OS-SAL	AUD	03/03/2005	-26562		-1302555.2	
CP	ASBZE	OS-SAL	AUD	03/03/2005	-91392		-4489329.3	
						- 230,000.00		- 11,234,734.13
CP	CEQU	OS-PUR	AUD	17/02/2005	3700		177354.01	
CP	CEQU	OS-SAL	AUD	08/03/2005	-85000		-4160730.9	
						- 81,300.00		- 3,983,376.87
CP	CFSHK	OS-SAL	AUD	18/01/2005	-1794		-87423.71	
CP	CFSHK	OS-SAL	AUD	01/02/2005	-7384		-365035.76	
CP	CFSHK	OS-SAL	AUD	01/02/2005	-590		-29255.03	
CP	CFSHK	OS-PUR	AUD	02/02/2005	3911		196607.77	
						- 5,857.00		- 285,106.73
CP	CIMP	OS-SAL	AUD	18/01/2005	-8000		-390197.55	
CP	CIMP	OS-SAL	AUD	20/01/2005	-13800		-666070.81	
CP	CIMP	OS-SAL	AUD	21/01/2005	-4400		-211295.16	
CP	CIMP	OS-SAL	AUD	02/02/2005	-13400		-671223.57	
CP	CIMP	OS-SAL	AUD	09/02/2005	-28328		-1374131.2	
CP	CIMP	OS-SAL	AUD	10/02/2005	-30000		-1431953.2	
CP	CIMP	OS-SAL	AUD	07/03/2005	-6500		-324256.01	
						- 104,428.00		- 5,071,127.50
CP	MACEQ	OS-PUR	AUD	17/02/2005	1700		81481.9	
CP	MACEQ	OS-SAL	AUD	08/03/2005	-19700		-964334.7	
						- 18,000.00		- 882,852.80
CP	MACSN	OS-PUR	AUD	01/02/2005	1392		69022.04	
CP	MACSN	OS-SAL	AUD	10/02/2005	-6134		-291710.36	
CP	MACSN	OS-SAL	AUD	15/02/2005	-449		-20906.78	
CP	MACSN	OS-SAL	AUD	16/02/2005	-359		-17194.62	
CP	MACSN	OS-SAL	AUD	21/02/2005	-312		-15615.41	
CP	MACSN	OS-SAL	AUD	24/02/2005	-796		-38882.3	
CP	MACSN	OS-SAL	AUD	03/03/2005	-1091		-53842.49	
CP	MACSN	OS-SAL	AUD	04/03/2005	-167		-8267.92	
						- 7,916.00		- 377,397.84
CP	NOME	OS-SAL	AUD	21/01/2005	-1768		-84953.06	

CP	NOME	OS-SAL	AUD	28/01/2005	-1683		-81803.19	
CP	NOME	OS-SAL	AUD	02/02/2005	-1276		-63836	
CP	NOME	OS-SAL	AUD	10/02/2005	-790		-37642.62	
CP	NOME	OS-SAL	AUD	17/02/2005	-3962		-188806.2	
CP	NOME	OS-SAL	AUD	23/02/2005	-2489		-120427.87	
						- 11,968.00		- 577,468.94
CP	OSFEQ	OS-PUR	AUD	28/01/2005	7541		368844.96	
CP	OSFEQ	OS-PUR	AUD	01/02/2005	8124		402826.92	
CP	OSFEQ	OS-SAL	AUD	10/02/2005	-39750		-1890220.8	
CP	OSFEQ	OS-SAL	AUD	15/02/2005	-2987		-139073.19	
CP	OSFEQ	OS-SAL	AUD	16/02/2005	-2390		-114462.54	
CP	OSFEQ	OS-SAL	AUD	21/02/2005	-2044		-102293.28	
CP	OSFEQ	OS-SAL	AUD	24/02/2005	-17828		-870780.9	
CP	OSFEQ	OS-SAL	AUD	03/03/2005	-1930		-95241.23	
CP	OSFEQ	OS-SAL	AUD	04/03/2005	-1351		-66880.99	
						- 52,615.00		- 2,507,281.05
CP	QCSF	OS-SAL	AUD	20/01/2005	-200		-9682.18	
CP	QCSF	OS-SAL	AUD	02/02/2005	-300		-15027.39	
CP	QCSF	OS-SAL	AUD	09/02/2005	-697		-33809.99	
CP	QCSF	OS-SAL	AUD	07/03/2005	-500		-24942.77	
						- 1,697.00		- 83,462.33
CP	WDEQ	OS-SAL	AUD	21/01/2005	-700		-33687.87	
CP	WDEQ	OS-SAL	AUD	28/01/2005	-500		-24300	
						- 1,200.00		- 57,987.87
CP	WEQC	OS-PUR	AUD	28/01/2005	33077		1617860.3	
CP	WEQC	OS-PUR	AUD	01/02/2005	1895		93963.2	
CP	WEQC	OS-SAL	AUD	10/02/2005	-30147		-1433572	
CP	WEQC	OS-SAL	AUD	15/02/2005	-1572		-73191.51	
CP	WEQC	OS-SAL	AUD	16/02/2005	-1943		-93054.69	
CP	WEQC	OS-SAL	AUD	21/02/2005	-882		-44140.25	
CP	WEQC	OS-SAL	AUD	24/02/2005	-3102		-151512.36	
CP	WEQC	OS-SAL	AUD	03/03/2005	-3455		-170496.6	
CP	WEQC	OS-SAL	AUD	04/03/2005	-924		-45742.44	
						- 7,053.00		- 299,886.29
CP	WEQI	OS-SAL	AUD	27/01/2005	-9600		-473030.4	
CP	WEQI	OS-SAL	AUD	08/02/2005	-21971		-1072184.8	
						- 31,571.00		- 1,545,215.20
CP	WEQL	OS-SAL	AUD	18/01/2005	-6943		-338315.04	
CP	WEQL	OS-SAL	AUD	01/02/2005	-95602		-4725829.3	
CP	WEQL	OS-SAL	AUD	01/02/2005	-7644		-379026.21	
CP	WEQL	OS-PUR	AUD	02/02/2005	53677		2698569.3	
						- 56,512.00		- 2,744,601.28
CP	WEQU	OS-PUR	AUD	17/02/2005	34500		1653706.3	
CP	WEQU	OS-SAL	AUD	03/03/2005	-7916		-388162.84	
CP	WEQU	OS-SAL	AUD	03/03/2005	-27084		-1330328.4	
CP	WEQU	OS-SAL	AUD	08/03/2005	-970000		-47481282	
						- 970,500.00		- 47,546,066.73
CP	WGRS	OS-SAL	AUD	17/01/2005	-20000		-970093.74	
CP	WGRS	OS-PUR	AUD	03/02/2005	2000		98411.93	
CP	WGRS	OS-PUR	AUD	03/02/2005	62000		3042972.4	
CP	WGRS	OS-PUR	AUD	07/02/2005	30864		1518767.3	
CP	WGRS	OS-PUR	AUD	07/02/2005	19136		940061.74	
CP	WGRS	OS-SAL	AUD	08/03/2005	-3160000		-154681289	
						- 3,066,000.00		- 150,051,169.41
CP	WIMP	OS-SAL	AUD	18/01/2005	-17000		-829169.79	
CP	WIMP	OS-SAL	AUD	20/01/2005	-18000		-871396.71	
CP	WIMP	OS-SAL	AUD	21/01/2005	-5600		-268921.12	
CP	WIMP	OS-SAL	AUD	02/02/2005	-21300		-1066944.9	
CP	WIMP	OS-SAL	AUD	09/02/2005	-45278		-2196339.8	
CP	WIMP	OS-SAL	AUD	10/02/2005	-55000		-2625247.5	
CP	WIMP	OS-SAL	AUD	07/03/2005	-18000		-897939.72	
						- 180,178.00		- 8,755,959.55
CP	WISC	OS-PUR	AUD	04/03/2005	63300		3158670	
CP	WISC	OS-PUR	AUD	04/03/2005	118756		5900385.5	
CP	WISC	OS-PUR	AUD	08/03/2005	22459		1134022.1	

						204,515.00		10,193,077.52
CP	WISH	OS-SAL	AUD	03/02/2005	-34000		-1668726.8	
CP	WISH	OS-SAL	AUD	03/03/2005	-14476		-709833.91	
CP	WISH	OS-SAL	AUD	03/03/2005	-49524		-2432550.1	
CP	WISH	OS-SAL	AUD	08/03/2005	-1115000		-54578999	
						- 1,213,000.00		- 59,390,109.90
CP	WSEQ	OS-SAL	AUD	03/02/2005	-28000		-1374245.6	
CP	WSEQ	OS-SAL	AUD	08/03/2005	-360000		-17621919	
						- 388,000.00		- 18,996,164.60
TOTAL						- 6,503,580.00		- 317,931,067.96
MD	452ARF	TAKEON E	AUD	18/02/2005	97682		-	
MD	452ARF	OS-SAL	AUD	21/02/2005	-6380		-322304.31	
MD	452ARF	OS-SAL	AUD	22/02/2005	-2500		-127500.69	
MD	452ARF	OS-SAL	AUD	22/02/2005	-2500		-127160.81	
MD	452ARF	OS-SAL	AUD	24/02/2005	-8400		-410998.55	
MD	452ARF	OS-SAL	AUD	03/03/2005	-10000		-491174.13	
						67,902.00		- 1,479,138.49
MD	452AST	TAKEON E	AUD	18/02/2005	10021		-	
MD	452AST	OS-SAL	AUD	22/02/2005	-300		-15300.08	
MD	452AST	OS-SAL	AUD	22/02/2005	-300		-15259.29	
MD	452AST	OS-SAL	AUD	03/03/2005	-1100		-54029.16	
						8,321.00		- 84,588.53
MD	452CAR	TAKEON E	AUD	18/02/2005	25700		-	
MD	452CAR	OS-SAL	AUD	21/02/2005	-1700		-85880.46	
MD	452CAR	OS-SAL	AUD	22/02/2005	-600		-30600.16	
MD	452CAR	OS-SAL	AUD	22/02/2005	-600		-30518.6	
MD	452CAR	OS-SAL	AUD	24/02/2005	-2200		-107642.48	
MD	452CAR	OS-SAL	AUD	03/03/2005	-2600		-127705.28	
						18,000.00		- 382,346.98
MD	452CEN	TAKEON E	AUD	18/02/2005	89500		-	
MD	452CEN	OS-SAL	AUD	24/02/2005	-15000		-705000	
						74,500.00		- 705,000.00
MD	452CSF	TAKEON E	AUD	18/02/2005	11338		-	
MD	452CSF	OS-SAL	AUD	21/02/2005	-700		-35362.55	
MD	452CSF	OS-SAL	AUD	22/02/2005	-300		-15300.08	
MD	452CSF	OS-SAL	AUD	22/02/2005	-300		-15259.29	
MD	452CSF	OS-SAL	AUD	24/02/2005	-1000		-48928.4	
MD	452CSF	OS-SAL	AUD	03/03/2005	-1100		-54029.16	
						7,938.00		- 168,879.48
MD	452CSS	TAKEON E	AUD	18/02/2005	42205		-	
MD	452CSS	OS-SAL	AUD	21/02/2005	-2800		-141450.17	
MD	452CSS	OS-SAL	AUD	22/02/2005	-1100		-56100.31	
MD	452CSS	OS-SAL	AUD	22/02/2005	-1100		-55950.76	
MD	452CSS	OS-SAL	AUD	24/02/2005	-3600		-176142.23	
MD	452CSS	OS-SAL	AUD	03/03/2005	-4200		-206293.13	
						29,405.00		- 635,936.60
MD	452EMT	TAKEON E	AUD	18/02/2005	47124		-	
MD	452EMT	OS-SAL	AUD	21/02/2005	-3000		-151553.74	
MD	452EMT	OS-SAL	AUD	22/02/2005	-1100		-56100.31	
MD	452EMT	OS-SAL	AUD	22/02/2005	-1100		-55950.76	
MD	452EMT	OS-SAL	AUD	24/02/2005	-3800		-185927.92	
MD	452EMT	OS-SAL	AUD	03/03/2005	-4500		-221028.36	
						33,624.00		- 670,561.09
MD	452FRS	TAKEON E	AUD	18/02/2005	5491		-	
MD	452FRS	OS-SAL	AUD	21/02/2005	-400		-20207.16	
MD	452FRS	OS-SAL	AUD	22/02/2005	-200		-10200.05	
MD	452FRS	OS-SAL	AUD	22/02/2005	-200		-10172.86	
MD	452FRS	OS-SAL	AUD	24/02/2005	-500		-24464.2	
MD	452FRS	OS-SAL	AUD	03/03/2005	-600		-29470.44	
						3,591.00		- 94,514.71
MD	452GRS	OS-SAL	AUD	14/01/2005	-4500		-218162.08	
MD	452GRS	OS-SAL	AUD	17/01/2005	-3900		-188935.01	
MD	452GRS	OS-SAL	AUD	18/01/2005	-2000		-97698.65	

MD	452GRS	OS-SAL	AUD	18/01/2005	-3500		-170718.28		
MD	452GRS	OS-SAL	AUD	19/01/2005	-1900		-93371.93		
MD	452GRS	OS-SAL	AUD	01/02/2005	-1500		-73778.08		
MD	452GRS	OS-SAL	AUD	02/02/2005	-2000		-99978.02		
MD	452GRS	OS-SAL	AUD	04/02/2005	-5300		-259693.97		
MD	452GRS	OS-SAL	AUD	07/02/2005	-1600		-78465.98		
MD	452GRS	OS-SAL	AUD	07/02/2005	-1600		-78387.33		
MD	452GRS	OS-SAL	AUD	08/02/2005	-2000		-97198.79		
MD	452GRS	OS-SAL	AUD	16/02/2005	-4700		-225021.9		
MD	452GRS	OS-SAL	AUD	17/02/2005	-4000		-191508		
MD	452GRS	OS-SAL	AUD	18/02/2005	-2000		-97882.53		
MD	452GRS	OS-SAL	AUD	21/02/2005	-2100		-106087.62		
MD	452GRS	OS-SAL	AUD	21/02/2005	-2200		-110952.46		
MD	452GRS	OS-SAL	AUD	22/02/2005	-800		-40800.22		
MD	452GRS	OS-SAL	AUD	22/02/2005	-800		-40691.46		
MD	452GRS	OS-SAL	AUD	03/03/2005	-3200		-157175.72		
					-	49,600.00		-	2,426,508.03
MD	452HST	TAKEON E	AUD	18/02/2005	37574		-		
MD	452HST	OS-SAL	AUD	21/02/2005	-2300		-116191.21		
MD	452HST	OS-SAL	AUD	22/02/2005	-900		-45900.24		
MD	452HST	OS-SAL	AUD	22/02/2005	-900		-45777.89		
MD	452HST	OS-SAL	AUD	24/02/2005	-3100		-151678.04		
MD	452HST	OS-SAL	AUD	03/03/2005	-3600		-176822.69		
						26,774.00		-	536,370.07
MD	452INT	TAKEON E	AUD	18/02/2005	82468		-		
MD	452INT	OS-SAL	AUD	21/02/2005	-5200		-262693.16		
MD	452INT	OS-SAL	AUD	22/02/2005	-2000		-102000.55		
MD	452INT	OS-SAL	AUD	22/02/2005	-2000		-101728.65		
MD	452INT	OS-SAL	AUD	24/02/2005	-6700		-327820.27		
MD	452INT	OS-SAL	AUD	03/03/2005	-7900		-388027.57		
						58,668.00		-	1,182,270.20
MD	452MMF	TAKEON E	AUD	18/02/2005	5844		-		
MD	452MMF	OS-SAL	AUD	21/02/2005	-400		-20207.16		
MD	452MMF	OS-SAL	AUD	22/02/2005	-200		-10200.05		
MD	452MMF	OS-SAL	AUD	22/02/2005	-200		-10172.86		
MD	452MMF	OS-SAL	AUD	24/02/2005	-600		-29357.04		
MD	452MMF	OS-SAL	AUD	03/03/2005	-700		-34382.19		
						3,744.00		-	104,319.30
MD	452OPX	TAKEON E	AUD	18/02/2005	38011		-		
MD	452OPX	OS-SAL	AUD	21/02/2005	-2700		-136398.37		
MD	452OPX	OS-SAL	AUD	22/02/2005	-1000		-51000.28		
MD	452OPX	OS-SAL	AUD	22/02/2005	-1000		-50864.32		
MD	452OPX	OS-SAL	AUD	24/02/2005	-3500		-171249.4		
MD	452OPX	OS-SAL	AUD	03/03/2005	-4100		-201381.39		
						25,711.00		-	610,893.76
MD	452PSS	TAKEON E	AUD	18/02/2005	56664		-		
MD	452PSS	OS-SAL	AUD	21/02/2005	-3700		-186916.29		
MD	452PSS	OS-SAL	AUD	22/02/2005	-1400		-71400.39		
MD	452PSS	OS-SAL	AUD	22/02/2005	-1400		-71210.06		
MD	452PSS	OS-SAL	AUD	24/02/2005	-4800		-234856.31		
MD	452PSS	OS-SAL	AUD	03/03/2005	-5700		-279969.26		
						39,664.00		-	844,352.31
MD	452RBF	TAKEON E	AUD	18/02/2005	22624		-		
MD	452RBF	OS-SAL	AUD	21/02/2005	-1500		-75776.87		
MD	452RBF	OS-SAL	AUD	22/02/2005	-600		-30600.16		
MD	452RBF	OS-SAL	AUD	22/02/2005	-600		-30518.6		
MD	452RBF	OS-SAL	AUD	24/02/2005	-1900		-92963.96		
MD	452RBF	OS-SAL	AUD	03/03/2005	-2300		-112970.05		
						15,724.00		-	342,829.64
MD	452RES	TAKEON E	AUD	18/02/2005	102732		-		
MD	452RES	OS-SAL	AUD	21/02/2005	-6600		-333418.24		
MD	452RES	OS-SAL	AUD	21/02/2005	-7000		-353030.54		
MD	452RES	OS-SAL	AUD	22/02/2005	-2600		-132600.72		
MD	452RES	OS-SAL	AUD	22/02/2005	-2600		-132247.24		
MD	452RES	OS-SAL	AUD	24/02/2005	-8600		-420784.23		

MD	452RES	OS-SAL	AUD	03/03/2005	-10100		-496085.88	
						65,232.00		- 1,868,166.85
MD	452WEF	TAKEON E	AUD	18/02/2005	14980		-	
MD	452WEF	OS-SAL	AUD	21/02/2005	-1000		-50517.92	
MD	452WEF	OS-SAL	AUD	22/02/2005	-400		-20400.11	
MD	452WEF	OS-SAL	AUD	22/02/2005	-400		-20345.73	
MD	452WEF	OS-SAL	AUD	24/02/2005	-1300		-63606.92	
MD	452WEF	OS-SAL	AUD	03/03/2005	-1500		-73676.12	
						10,380.00		- 228,546.80
TOTAL						439,578.00		- 12,365,222.84
	OSFT	OS-PUR	AUD	14/01/2005	15371		751808.95	
	OSFT	OS-PUR	AUD	18/01/2005	18122		887990.05	
	OSFT	OS-PUR	AUD	19/01/2005	9575		469873.24	
	OSFT	OS-PUR	AUD	20/01/2005	15829		770615.38	
	OSFT	OS-SAL	AUD	25/01/2005	-1000		-48746.62	
	OSFT	OS-SAL	AUD	25/01/2005	-41032		-2002444.3	
	OSFT	OS-PUR	AUD	25/01/2005	2606		126813.23	
	OSFT	OS-SAL	AUD	27/01/2005	-18300		-898676.04	
	OSFT	OS-SAL	AUD	27/01/2005	-200		-9818	
	OSFT	OS-PUR	AUD	27/01/2005	9764		481641.37	
	OSFT	OS-SAL	AUD	28/01/2005	-900		-43799.22	
	OSFT	OS-SAL	AUD	28/01/2005	-700		-33982.56	
	OSFT	OS-SAL	AUD	31/01/2005	-8900		-433873.82	
	OSFT	OS-SAL	AUD	01/02/2005	-21800		-1074975.9	
	OSFT	OS-PUR	AUD	01/02/2005	8069		399475.03	
	OSFT	OS-PUR	AUD	02/02/2005	1300		65078	
	OSFT	OS-PUR	AUD	02/02/2005	1898		95445.46	
	OSFT	OS-PUR	AUD	03/02/2005	135		6675.75	
	OSFT	OS-PUR	AUD	03/02/2005	877		43367.97	
	OSFT	OS-SAL	AUD	07/02/2005	-4700		-230405.83	
	OSFT	OS-SAL	AUD	08/02/2005	-6800		-330681.96	
	OSFT	OS-SAL	AUD	08/02/2005	-1300		-63272.83	
	OSFT	OS-PUR	AUD	08/02/2005	276		13443.96	
	OSFT	OS-PUR	AUD	08/02/2005	4625		225968.48	
	OSFT	OS-SAL	AUD	09/02/2005	-1300		-62920.65	
	OSFT	OS-PUR	AUD	09/02/2005	3712		180800.09	
	OSFT	OS-PUR	AUD	10/02/2005	3813		182662.37	
	OSFT	OS-SAL	AUD	14/02/2005	-7600		-358334.54	
	OSFT	OS-SAL	AUD	15/02/2005	-19400		-903730.38	
	OSFT	OS-PUR	AUD	15/02/2005	567		26524.26	
	OSFT	OS-PUR	AUD	15/02/2005	6790		317828.71	
	OSFT	OS-SAL	AUD	16/02/2005	-7200		-343879.16	
	OSFT	OS-PUR	AUD	16/02/2005	6644		318534.91	
	OSFT	OS-SAL	AUD	22/02/2005	-6300		-315088.09	
	OSFT	OS-PUR	AUD	24/02/2005	3118		153075	
	OSFT	OS-PUR	AUD	01/03/2005	2452		119137.36	
						- 31,889.00		- 1,517,870.36
TOTAL						- 31,889.00		- 1,517,870.36
	AIL *356191	OS-PUR	AUD	28/01/2005	163		7951.14	
	AIL *356192	OS-PUR	AUD	24/02/2005	162		7949.34	
						325.00		15,900.48
TOTAL						325.00		15,900.48
GRAND TOTAL						-6,609,303.00		- 356,857,213.46

The Colonial Mutual Life Assurance Society Limited

22 February 2005

Farnworth House Pty Ltd
(as trustee of the Farnworth Discretionary Trust)
c/- Level 26, Australia Square
264 George Street
Sydney NSW 2000
Attention: Mr Warwick Negus

Drury Lane Investments Pty Limited
(as trustee of the Drury Lane Trust)
c/- Level 26, Australia Square
264 George Street
Sydney NSW 2000
Attention: Mr Peter Morgan

Dear Sirs

Exclusivity Agreement

1 Background

We refer to our recent discussions with Warwick Negus, Peter Morgan and their advisers regarding the acquisition of a minority stake in 452 Capital Pty Limited (the **Company**) by The Colonial Mutual Life Assurance Society Limited or one of its related bodies corporate (**CMLA**) (**the Acquisition**).

Farnworth House Pty Ltd (as trustee of the Farnworth Discretionary Trust and Drury Lane Investments Pty Limited (as trustee of the Drury Lane Trust (each a **Shareholder**) hold ordinary shares in the Company.

In consideration of the continuation of discussions between the parties and, among other things, the mutual promises contained in this letter, the Shareholders agree to the terms of this letter as set out below.

2 Exclusivity period

During the period of 30 days from the date of execution of this letter by the Shareholders, CMLA, the Shareholders and their respective advisers will have discussions with each other in good faith with the view to finalising the Acquisition on mutually acceptable terms (**Exclusivity Period**).

3 No solicitation

During the Exclusivity Period, the Shareholders must:

(a) ensure that they, Peter Morgan, Warwick Negus, their advisers, the Company and their associates, do not, except with the prior written consent of CMLA, directly or indirectly:

(1) solicit, encourage or initiate any negotiations or discussions (including by way of providing information about the Company to any person);

(2) participate in negotiations or discussions whether arising at their initiation or as a result of an unsolicited approach by a third party;

(3) solicit, initiate or permit any party other than CMLA to undertake due diligence investigations on the Company or its business; or

(4) communicate any intention to do any of the things described in (1) to (3) above,

with respect to any expression of interest, offer or proposal by any person other than CMLA in relation to the acquisition of an interest in all or any of the shares in the Company (**Shares**);

(b) ensure that they do not dispose of, or grant or create a relevant interest in, all or any of the Shares held by them, or of part of the rights attaching to the Shares held by them or an interest in a Share held by them, including, but not limited to, by way of sale, transfer, assignment, trust, charge, mortgage or option; and

(c) notify CMLA, and procure the notification by the Company to CMLA, immediately if they, Peter Morgan, Warwick Negus or the Company become aware of any negotiations or discussions, any approach or attempt to initiate any negotiations or discussions, or any request to undertake due diligence investigations in respect of any expression of interest, offer or proposal whether unsolicited or otherwise) of the kind referred to in paragraph (a) above.

4 Confidentiality

The parties to this letter acknowledge that disclosure of it may be required by law or the ASX Listing Rules. Subject to those obligations, the parties agree to keep the subject matter of the letter and the discussions confidential.

5 Governing law

This letter is legally binding and is governed by the laws of New South Wales. It may be terminated by the written agreement of the parties.

Signed by

The Colonial Mutual Life Assurance Society Limited

by:



Stuart Grimshaw

We agree to the terms of the letter as set out above.

Signed on 22 February 2005 by
Farnworth House Pty Ltd
(as trustee of the Farnworth Discretionary Trust)
by:



Warwick Negus, Director

Signed on 22 February 2005 by
Drury Lane Investments Pty Ltd
(as trustee of the Drury Lane Trust)
by:



Peter Morgan, Director

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David S Clarke AO
Date of last notice	17 December 2004 but 15 July 2004 re: Macquarie Balanced Growth Fund (BGF) units

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Units held by Bond Street Custodians Limited as custodian of Divco 1 Pty Limited, a company controlled by a trust of which David Clarke is a beneficiary.
Date of change	8 March 2005
No. of securities held prior to change	522,260.74 BGF units
Class	Ordinary units
Number acquired	Nil
Number disposed	106,498.87 BGF units
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$117,702.25
No. of securities held after change	415,761.87 BGF units

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Disposal of unlisted units

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 11 March 2005

G:\CAG\COS\DLEONG\BRD\ASX notices\CLARKE\dsc08032005.doc

+ See chapter 19 for defined terms.